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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                                E-SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                                E-SYSTEMS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  269157 30 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           MICHAEL C. EBERHARDT, ESQ.
                           VICE PRESIDENT, SECRETARY
                              AND GENERAL COUNSEL
                                6250 LBJ FREEWAY
                                P.O. BOX 660248
                            DALLAS, TEXAS 75266-0248
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT).

                                WITH A COPY TO:

                            PETER ALLAN ATKINS, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is E-Systems, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 6250 LBJ Freeway, P.O. Box 660248, Dallas, Texas, 75226-0248. The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 7, 1994 (the "Rights Agreement"), between the Company and Society National Bank, as Rights Agent.

ITEM 2. TENDER OFFER OF THE PURCHASER.

  This statement relates to a tender offer by RTN Acquisition Corporation, a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Raytheon Company, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated April 3, 1995 (the "Schedule 14D-1"), to purchase all outstanding Shares, at a price of $64 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 3, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 2, 1995 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is attached hereto as
Exhibit 1 and incorporated herein by reference.

  As set forth in the Schedule 14D-1, the principal executive offices of the Purchaser and Parent are located at 141 Spring Street, Lexington, Massachusetts 02173.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates, is described in the attached
Schedule I (which information is incorporated herein by reference) or set forth below.

THE MERGER AGREEMENT

  The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule 14D-1, a copy of which is enclosed with this
Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 1 hereto and is incorporated herein by reference. The following is a summary of certain portions of the Merger Agreement which relate to arrangements among the Company, Purchaser, Parent and the Company's executive officers and directors.

  Board Representation. The Merger Agreement provides that, subject to compliance with the DGCL, the Company's Certificate of Incorporation and other applicable law, promptly upon the payment by the Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, the Company shall, upon the request of Parent, promptly use its best efforts to take all actions necessary to cause a majority of the directors of the Company to consist of Parent's designees, including by accepting the resignations of those

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incumbent directors designated by the Company or increasing the size of the
Company's Board of Directors (the "Board") and causing Parent's designees to be elected. The date on which Purchaser's designees constitute at least a majority of the Board is referred to as the "Control Date." The Company's obligation to appoint Parent's designees to the Company's Board is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires the Company to mail to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. A copy of the Information Statement is attached as Schedule I hereto and is incorporated herein by reference.

  The Merger Agreement provides that until the effective time of the Merger (the "Effective Time"), the Board shall include three of the current non-management directors of the Company (subject to their willingness to serve) who are not affiliated with Parent (the "Continuing Directors"). For a period of five years immediately following the Control Date (x) the Company shall maintain an advisory board (the "Advisory Board") for the purpose of consulting on matters related to the business of the Company, the members of which are to be mutually agreed upon by the Chief Executive Officers of Parent and the Company from among the individuals who currently constitute the Board and representatives of the Parent, and (y) Parent shall provide, or cause the Company to provide, compensation and benefits to members of the Advisory Board of the Company that, in the aggregate, are no less favorable than those provided to the Company's directors as of the date of the Merger Agreement. In the Merger Agreement, Purchaser agrees that it will pay, or will cause the Surviving Corporation to pay, in accordance with the terms of the director retirement policy and executive perquisites for outside Board directors of the Company in effect as of the date of the Merger Agreement, the retirement benefits and perquisites provided for therein to those directors who are directors of the Company on the date of the Merger Agreement and who, after either the Control Date or the Effective Time, do not continue on the Board or become members of the Advisory Board.

  The Merger Agreement provides that at the Effective Time, or as soon as practicable thereafter, Parent shall use its best efforts and take all reasonable steps to cause the Chairman and Chief Executive Officer of the Company, A. Lowell Lawson, to be appointed as a director of Parent for a term ending at the 1998 annual meeting of the stockholders of Parent. In addition, the Merger Agreement provides that prior to consummation of the Offer, the Board (and following consummation of the Offer and before the Effective Time, a majority of the Continuing Directors) may authorize amendments to the Company's employment contract with Mr. Lawson to provide that he shall serve as Chief Executive Officer of the Surviving Corporation following the Effective Time and (unless he earlier resigns) for a period of three years thereafter. In addition, it is expected that Mr. Lawson will be appointed as an executive vice president of Parent.

  Officer and Employee Matters. The Merger Agreement provides that following the consummation of the Offer, (i) Purchaser shall cause the Company to honor in accordance with their terms the employment contracts and other arrangements set forth on Schedule 7.11 of the Merger Agreement, the Company's Executive Supplemental Retirement Plan (the "Retirement Plan"), the Trust Agreement between the Company and Society National Bank and the Trust Agreement between the Company and AmeriTrust Company National Association, as amended, in each case as in effect on the date of the Merger Agreement and as amended as contemplated by the Merger Agreement and (ii) Parent shall unconditionally guarantee the prompt payment when due of all amounts payable pursuant to the terms of the aforementioned employment contracts and the Retirement Plan, including any costs incurred by employees or former employees (or their respective beneficiaries) in enforcing their rights under such contracts or under the Retirement Plan. Until the third anniversary of the Effective Time, Purchaser shall provide or cause the Company to provide to individuals who are employed by the Company or any of its subsidiaries employee benefits that are in the aggregate no less favorable than those provided to them as of the date of the Merger Agreement. Parent also agrees that following the Effective Time, employees of the Surviving Corporation shall be eligible to participate in Parent's various compensation plans on a basis comparable to that of other similarly situated employees of Parent and its subsidiaries.

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  The Merger Agreement provides that prior to the consummation of the Offer, the Board (and following consummation of the Offer and prior to the Effective Time, a majority of the Continuing Directors) may (i) amend the Company's employee stock ownership plan ("ESOP") to provide for full vesting of all account balances and allocations of all unallocated shares, or the proceeds thereof, as of the Effective Time, and to make other technical or administrative amendments related thereto, (ii) terminate the ESOP as of the Effective Time and provide for the orderly liquidation of the assets thereof or, with the consent of Purchaser (which consent shall not be unreasonably withheld), merge the ESOP with and into another tax-qualified plan and (iii) amend the Company's Employee Savings Plan to increase, as of the Effective Time, the Company's contributions thereunder to reflect any cessation of ESOP contributions (net of contributions for the benefit of employees of the Surviving Corporation under the Parent's employee stock ownership plan (the "Parent ESOP"), as described in the succeeding sentence). Parent and Purchaser agree that if contributions to the ESOP cease on or after the Effective Time, then as of the date of such cessation, the employees of the Surviving Corporation and its subsidiaries who would otherwise have been eligible to receive allocations under the ESOP shall be eligible to participate in Parent's ESOP as of the date of such cessation. For these purposes, all service with the Company and its subsidiaries shall be recognized for eligibility and vesting purposes.

  In the Merger Agreement, Parent recognizes that the Company's business presents special situations with respect to the retention and recruitment of employees and executives, and Parent agrees that the Chief Executive Officer of the Company may from time to time propose special arrangements for such employees and executives for consideration by the Parent.

  Director and Officer Indemnification and Insurance. The Merger Agreement provides that from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries (the "Indemnified Parties") against all losses, claims, damages, expenses or liabilities arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time (i) to the full extent permitted by Delaware law or, if the protections afforded thereby to an Indemnified Party are greater, (ii) to the same extent and on the same terms and conditions provided for in the Company's Certificate of Incorporation and By-Laws and agreements in effect on the date of the Merger Agreement (to the extent consistent with applicable law), which provisions will survive the Merger and continue in full force and effect after the Effective Time. Without limiting the foregoing, the Merger Agreement provides further that (i) Parent shall, and shall cause the Surviving Corporation to, periodically advance expenses (including attorney's fees) as incurred by an Indemnified Party with respect to the foregoing to the full extent permitted under applicable law, and
(ii) any determination required to be made with respect to whether an Indemnified Party shall be entitled to indemnification shall, if requested by such Indemnified Party, be made by independent legal counsel selected by the Surviving Corporation and reasonably satisfactory to such Indemnified Party.

  Pursuant to the terms of the Merger Agreement, for a period of six years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts and containing terms and conditions which are no less advantageous to the directors and officers) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 250% of the annual premiums paid as of the date of the Merger Agreement by the Company for such insurance (the "Maximum Amount"). If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Parent and the Surviving Corporation shall maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual expense equal to the Maximum Amount.

  Corporate Headquarters and Identity and Management Structure. In the Merger Agreement, Parent and Purchaser have stated their current intent to operate the Company as a subsidiary of Parent under the

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Company's current name, with the same management and organizational structure and in its current headquarters in Dallas, Texas.

CERTAIN CONFLICTS

  Stock Options. As of March 31, 1995, the current directors and executive officers of the Company as a group held stock options granted under the Company's 1980 Stock Option Plan, 1982 Incentive Stock Option Plan, 1988 Employee Stock Option Plan or 1994 Employee Stock Option Plan, each as amended (collectively, the "Option Plans") to purchase an aggregate of 426,297 Shares at exercise prices ranging from $28.38 to $43.38 per Share. In all, options to purchase an aggregate of 2,391,703 Shares were outstanding at such date under the Option Plans. In accordance with the terms of the Merger Agreement, the Company is to take all actions necessary to provide that, immediately prior to the consummation of the Offer, (i) each outstanding option granted under the Option Plans, whether or not then exercisable or vested, becomes fully exercisable and vested, (ii) each option which is then outstanding shall be cancelled and (iii) in consideration of such cancellation, and except to the extent that Parent or the Purchaser and the holder of any such option otherwise agree, the Company (or, at the Parent's option, Parent or the Purchaser) shall pay to such holders of options an amount in respect thereof equal to the product of (x) the number of Shares subject to such options and (y) the excess, if any, of the price per Share paid in the Offer over the per share exercise price of the option. Notwithstanding the foregoing, if it is determined that compliance with any of the foregoing would cause any individual subject to
Section 16 of the Exchange Act to become subject to the profit recovery provisions thereof, any options held by such individual will be cancelled or purchased, as the case may be, as promptly thereafter as possible so as not to subject such individual to any liability pursuant to Section 16.

  EMASS Stock Options. The Company's subsidiary, EMASS, Inc. ("EMASS"), currently maintains the EMASS 1994 Employee Stock Option Plan (the "EMASS Option Plan"), pursuant to which options to purchase approximately 920,000 shares of the common stock of EMASS are currently outstanding. These options will vest and become immediately exercisable upon a change in control of the Company, such as the acquisition of Shares by Parent in the Offer. There is currently no market for such shares, but in the Merger Agreement, Parent and the Purchaser acknowledge that they have been informed of the Company's business plan for EMASS that contemplates a possible initial public offering and that they are aware of the Company's commitment to implement that plan so long as it represents sound business judgment. The Merger Agreement goes on to provide that although Parent does not currently have sufficient information to commit to a specific course of action, Parent and the Purchaser currently plan to pursue and implement, within the same time frames and upon the same terms and conditions, that portion of such business plan that contemplates a public offering, spin-off or similar transaction with respect to the capital stock of EMASS so long as the management of the Purchaser and Parent concur with the management of the Company that plan implementation represents the exercise of sound business judgment.

  Restricted Shares. As of March 30, 1995, the directors and executive officers of the Company as a group held 57,900 shares of restricted stock granted under the Option Plans. The Merger Agreement provides that the Company shall take all actions to provide that each such share of restricted stock becomes fully vested and free of restrictions immediately prior to consummation of the Offer. The holder of a restricted stock grant may elect to authorize the Company to retain a number of shares from such grant having an aggregate value (based on $64.00 per share) equal to the sum of (i) the aggregate purchase price for such shares under the Option Plans (which is $1.00 per share) and (ii) any withholding taxes applicable to the vesting of such grant, in lieu of the payment of such amount in cash.

  Parent Options. The Merger Agreement contains an acknowledgment and recognition by Parent that approximately twenty key executives exist at the Company who, in accordance with the usual procedures of the Compensation Committee of Parent, will receive appropriate consideration in connection with the grant of stock options by Parent at the customary time in July 1995.

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  Pension Plans. The Company maintains two pension plans, the Salaried
Employees Retirement Plan and HRB Systems, Inc. Salaried Employees Retirement Plan (the "Pension Plans"), in which executives of the Company may participate. These Pension Plans provide, among other things, for the payment of certain benefits after a Change in Control (as defined in the Pension Plans) of the Company. Pursuant to the Merger Agreement, the Company has agreed to take all steps necessary to ensure that none of the transactions contemplated by the Merger Agreement will constitute or result in a Change in Control under either of the Pension Plans.

  Executive Supplemental Retirement Plan. Effective June 1, 1982 the Board adopted the E-Systems, Inc. Supplemental Executive Retirement Plan (the "Retirement Plan") for the purpose of providing to selected executive employees of the Company (including each of the persons named in the Summary Compensation Table which appears in Schedule I hereto) retirement income as a supplement to compensation and employee benefits otherwise payable. The summary of the Retirement Plan contained in Schedule I attached hereto should be read in its entirety for a more complete description of the terms and provisions of the Retirement Plan. The Retirement Plan provides that in the event of the consolidation or merger of the Company with or control of the Company by another organization (a "Change in Control"), the rights of each affected Participant (as defined in the Retirement Plan) shall be nonforfeitable. The acquisition of Shares pursuant to the Offer will constitute a Change in Control of the Company for purposes of the Retirement Plan.

  Indemnification Agreements. The Company maintains indemnification agreements with all its directors and executive officers. These agreements provide that in the event the director was, is, becomes or is threatened to be a participant in any Claim (as defined in the Indemnification Agreements) by reason of an Indemnifiable Event (as defined in the Indemnification Agreements), the Company shall indemnify the director to the fullest extent permitted by law. The Company's obligations under such agreements are conditioned on the fact that the Reviewing Party (as defined in the Indemnification Agreements) shall not have determined that the director would not be permitted to be indemnified under applicable law. If there has not been a Change in Control (as defined in the Indemnification Agreements), the Reviewing Party is selected by the Board. Upon a Change in Control, the director may request Special Counsel (as defined in the Indemnification Agreements) to advise the Reviewing Party or be the Reviewing Party, and the Company may not deny indemnification payments unless such Special Counsel has rendered an opinion that the Company would not be permitted under applicable law to make the indemnification payment. In addition, in the event of a Potential Change in Control (as defined in the Indemnification Agreements), the director may require the Company to create a trust for the director's benefit and fund such trust in an amount sufficient to satisfy any indemnification amounts. The Purchaser's acquisition of Shares pursuant to the Offer will constitute a Change in Control of the Company under the Indemnification Agreements, and execution of the Merger Agreement constituted a Potential Change in Control under the Indemnification Agreements.

CONFIDENTIALITY AGREEMENT

  The following is a summary of certain provisions of the Confidentiality Agreement, dated January 23, 1995, between the Company and Parent (the "Confidentiality Agreement"), filed as Exhibit 2 hereto and incorporated herein by reference. The summary is qualified in its entirety by reference to the Confidentiality Agreement. Pursuant to the Confidentiality Agreement Parent has agreed, among other things, to keep confidential certain nonpublic confidential or proprietary information of the Company furnished to Parent by or on behalf of the Company ("Evaluation Material"), and to use the Evaluation Material solely for the purpose of evaluating a possible transaction with the Company. Parent has further agreed to maintain the confidentiality of any discussions or negotiations with the Company and, upon request, to redeliver or destroy all the Evaluation Material. Parent also agreed that for a period of two years from the date of the Confidentiality Agreement, neither the Parent nor any of its representatives, agents or affiliates shall, directly or indirectly, and Parent shall cause any person or entity controlled by the Parent not to, without the prior written consent of the Board of Directors of the Company, (i) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any securities or property of the Company or any of its

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affiliates, (ii) propose to enter into, directly or indirectly, any merger, consolidation, recapitalization, business combination or other similar transaction involving the Company or any of its affiliates, (iii) make, or in any way participate in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Commission) to vote, advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates, (iv) form, join or in any way participate in a "group" (with the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any of its affiliates, (v) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing, or (vii) advise, assist or encourage any other person in connection with any of the foregoing. Parent also agreed for such two-year period not to (a) request the Company (or its representatives), directly or indirectly, to amend or waive any of the provisions listed in the preceding sentence, (b) take any action which might require the Company or any of its affiliates to make a public announcement with respect to any matters covered by the Confidentiality Agreement or (c) communicate with the Company's stockholders. Notwithstanding the foregoing provisions, such provisions do not prevent Parent from acquiring or proposing to acquire securities of the Company pursuant to an offer to acquire the entire Company, if the Company has recommended to its stockholders a proposal by a third party for the acquisition of the Company, or has executed an acquisition agreement with a third party relating to such a proposal or the Board has determined to offer the Company for sale. The Confidentiality Agreement provided further that without the Company's prior written consent, Parent will not, for a period of two years from the date of the Confidentiality Agreement, directly or indirectly solicit (other than by general advertisement) for employment any person who is now employed by the Company (or whose activities are dedicated to the Company) in an executive or management level technical position or otherwise considered a key employee.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

  The Board of Directors has unanimously determined that the consideration to be paid for each Share in the Offer and the Merger is fair to the stockholders of the Company and that the Offer and the Merger are otherwise in the best interests of the Company and its stockholders, has approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

  (B) BACKGROUND; REASONS FOR THE RECOMMENDATION.

  Beginning in late 1993 and throughout 1994, the Company initiated a process of examining its competitive position and outlook and considered various strategic alternatives with a view toward expanding its technology into commercial applications and thereby increasing stockholder values. In light of significant changes affecting the defense industry in recent years and the consolidation within the industry as a result of several large acquisitions during this period, the Company's examination became an increasingly high priority.

  Beginning in 1994, the Company consulted extensively with an outside financial advisor, Bear, Stearns & Co. Inc. ("Bear Stearns"), to assist in its considerations. Bear Stearns performed an extensive valuation of the Company and considered numerous potential acquisitions. Bear Stearns also assisted the Company in adopting the Rights Agreement. With Bear Stearns' assistance, the Company approached and was contacted by a limited number of companies within the defense industry on a confidential basis to discuss their interest in exploring a strategic transaction with the Company. While these companies expressed a strong appreciation for, and interest in, the Company, for the most part these companies generally indicated that their primary interest was a transaction utilizing the stock of the other company. Given comparable price-earnings multiples and other factors, it was clear to the Company and Bear Stearns that the use of stock would not yield a meaningful premium to the Company's stockholders and, accordingly, that a substantial possibility existed that any such stock-for-stock business combination would not be completed. In discussing a possible cash transaction, several companies concurred with the Company that $60 to $65 per Share was an appropriate

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valuation range for the Company, but none of these companies were willing to proceed utilizing cash, given adverse accounting issues and, in certain cases, a priority to spend cash in their other lines of business. Each of these contacts and discussions were preliminary in nature and did not evolve to the due diligence stage.

  In or about the Fall of 1994, the Company understands that Bear Stearns was engaged by Parent to assist with an assessment of strategic alternatives for Parent, largely focused on possible acquisitions by Parent. A number of companies were analyzed and Parent expressed an interest in the Company. Bear Stearns discussed Parent's interest in the Company with the Company, and Parent and the Company mutually decided to pursue a dialogue. In late 1994, Bear Stearns provided briefing book information to the Company and Parent in order to familiarize each about the other. All of such information was based upon publicly available information.

  On January 10, 1995, A. Lowell Lawson, Chairman and Chief Executive Officer of the Company, and Dennis J. Picard, Chairman and Chief Executive Officer of Parent, had an initial exploratory meeting in Boston with Bear Stearns. Messrs. Lawson and Picard discussed the idea of a merger and the objectives of the Company and Parent in such a transaction. Both agreed that Parent represented a good strategic fit with the Company due to Parent's success in expanding defense technology and skills into commercial markets, the complementary nature of the companies' defense operations, and the two companies' compatible cultures. Mr. Lawson indicated that if a transaction were to occur, he believed an all-cash offer above $60 per Share would be a requirement for any transaction. These discussions were preliminary and no decisions or commitments were made, but it was agreed that discussions would continue.

  On January 23, 1995, several of the Company's key financial and operations executives met with their counterparts at Parent in Nashville to discuss areas of potential synergy between the Company and Parent. The Company and Parent exchanged certain limited financial projections at this meeting. Also, on January 23, 1995, Parent signed the Confidentiality Agreement providing for the disclosure by the Company of certain non-public information to Parent.

  On February 6, 1995, a group of key officers met again in Washington, D.C. to hold more in-depth discussions regarding economic projections and synergies of a combined entity. On March 8, 1995, representatives of the Company again met with representatives of Parent primarily to discuss Parent's defense business.

  Although Bear Stearns was never formally engaged by the Company, on February 24, 1995, the Company paid to Bear Stearns $75,000 (including for expense reimbursement) to cover Bear Stearns' extensive work and assistance to date.

  At a meeting held in Nashville between Mr. Lawson and Mr. Picard on March 23, 1995, Mr. Lawson indicated that he would be willing to support and recommend a transaction to the Company's Board of Directors if Parent were willing to offer $64 per Share. In addition, they discussed the concept of a termination fee in the event of a third party acquiror and the fact that their continued discussions were subject to completion of negotiations on other matters, further due diligence, a mutually acceptable definitive agreement and approval of the Company's Board of Directors. Mr. Lawson and Mr. Picard also discussed the composition of and representation on the Boards of Directors of the Company and Parent after the Merger, including the possibility of making Mr. Lawson a member of Parent's Board of Directors and an executive vice president of Parent. On March 25, 1995, Parent commenced an extensive due diligence of the Company in Dallas. Negotiations between representatives of the Company and Parent continued through April 2, 1995, culminating in the execution of the Merger Agreement.

  Bear Stearns attended each of the meetings referred to above. Through March 23, 1995, Bear Stearns assisted both parties in their effort to determine if a transaction between the Company and Parent could be negotiated. After that time the Company determined that it should obtain independent financial advice

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regarding the fairness of the Offer and Merger solely from the Company's standpoint, while Bear Stearns continued to render financial advisory services to Parent. On March 29, 1995, the Company engaged CS First Boston Corporation ("CS First Boston"), and on March 30, 1995, the Company engaged Morgan Stanley & Co. Incorporated ("Morgan Stanley") for this purpose.

  On April 1, 1995, the Company's Board of Directors convened in Dallas in connection with considering the proposed Merger. Representatives of the Company's outside legal counsel, Skadden, Arps, Slate, Meagher & Flom, were present. Information was presented regarding, among other things, the Company's operations, developments in the defense industry, business combination contacts with other parties and other background information, legal considerations, and terms of the proposed Merger. The directors discussed on a preliminary basis their views of the Merger and alternatives for the Company. On April 2, 1995, the Company's Board of Directors convened again to consider the proposed Merger. Further information was presented to the directors, including presentations by representatives of each of CS First Boston and Morgan Stanley relating to financial considerations with respect to the Merger. Representatives of each of CS First Boston and Morgan Stanley then delivered their opinions as to the fairness, from a financial point of view, of the $64 per Share cash consideration in the Offer and Merger.

  After discussion and further analysis, the Company's Board of Directors unanimously approved the Offer and the Merger for the reasons described hereafter, and it unanimously recommended that stockholders accept the Offer and tender their shares pursuant thereto. With respect to the Merger, the Board of Directors unanimously recommended that, if a stockholder vote is required by applicable law, the stockholders of the Company vote in favor of approval and adoption of the Merger Agreement and the Merger.

  In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender such Shares pursuant to the Offer, the Board of Directors considered a number of factors including:

    (i) the familiarity of the Board of Directors with the business, results of operations, properties, financial condition of the Company and the nature of the defense industry, based, in part, upon presentations by the management of the Company, both at the meetings on April 1 and April 2, 1995, and at prior board meetings, including the prospects if the Company were to remain independent, and the presentations of CS First Boston and Morgan Stanley on April 2, 1995;

    (ii) the effect of recent mergers and consolidations in the defense industry on the competitive balance in the industry;

    (iii) the terms of the Merger Agreement, including (x) the proposed structure of the Offer and the Merger involving an immediate cash tender offer for all outstanding Shares to be followed by a merger for the same consideration and (y) the fact that financing is not a condition to the Offer and Merger, thereby enabling stockholders to obtain cash for their Shares at the earliest possible time;

    (iv) that discussions with a limited number of unrelated parties prior to those with Parent did not result in further negotiations and were not likely to result in a definitive agreement because, for the most part, these companies generally indicated that their primary interest was to engage in a stock-for-stock exchange, which the Board of Directors believed, based on presentations of its financial advisors, was unlikely to result in as large a premium to the stockholders as an all-cash offer and was subject to a significant risk of non-consummation;

    (v) that discussions with these parties, although very preliminary in nature, indicated that a per Share cash price in the mid $60's was at the upper end of the range at which a transaction was likely to be consummated;

    (vi) that the $64 per Share Offer price represents (x) a premium of approximately 41% over the closing price for the Shares on March 31, 1995, the last trading day prior to the public announcement of the execution of the Merger Agreement and (y) a price higher than the Shares have ever traded;

    (vii) the presentations of CS First Boston and Morgan Stanley at the April 2, 1995, Board of Directors' meeting and the opinions of CS First Boston and Morgan Stanley, each to the effect that, as of such date and based upon and subject to the matters reviewed with the Board of Directors, the $64 per Share cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. Copies of the opinions of CS First Boston and Morgan Stanley, which set forth the factors considered and the assumptions made by CS First Boston and Morgan Stanley, are attached hereto as Exhibits 5 and 6, respectively, and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINIONS OF CS FIRST BOSTON AND MORGAN STANLEY CAREFULLY IN THEIR ENTIRETY;

    (viii) Parent's condition to its holding the discussions and negotiations with the Company that led to the Merger Agreement that the Company and its representatives not solicit possible acquisition interest from third parties and that no such solicitation had been undertaken subsequent to commencing such discussions. In determining that this was an appropriate course of action, the Board considered (w) the uncertainties and potential adverse impact that a "public" auction of the Company could have on the business, employees and prospects of the Company, including its relationships with customers and other third parties, (x) the fact that Parent had advised the Company that it was unwilling to engage in a bidding contest for the Company, (y) its belief, after considering the presentations of its financial advisors, that the price per Share in the Offer and Merger was sufficiently attractive so that it did not feel compelled to seek other offers prior to executing the Merger Agreement, and
  (z) the terms of the Merger Agreement described below which permit the Company, under certain circumstances, to participate in discussions and negotiations with third parties and to enter into an Acquisition Transaction (as defined in the Merger Agreement). The Board of Directors, after considering the presentations of its financial advisors, did not believe that the termination provisions referred to below would deter a higher offer;

    (ix) that the Offer and Merger would be publicly disclosed on April 3, 1995, that the earliest the Offer could be consummated is April 28, 1995 and that the Company's financial advisors had informed the Board of Directors that, in the view of such financial advisors, it was highly likely that third parties which might be interested in making a competitive offer for the Company would learn of the Offer and Merger very promptly and would have sufficient time to make such an offer should they wish to do so;

    (x) that the Merger Agreement permits the Company to furnish nonpublic information to, and participate in discussions and negotiations with, any third party that has submitted an unsolicited written takeover proposal to the Company, if the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that failing to take such actions would create a reasonable possibility of a breach of the fiduciary duties of the Board in connection with seeking an Acquisition Transaction that is more favorable to the stockholders of the Company than the Offer and the Merger;

    (xi) the termination provisions of the Merger Agreement, which were a condition to Parent's proposal, providing that Parent could be entitled to a fee of $75 million and reimbursement of Parent's actual and reasonably documented out-of-pocket expenses of up to $20 million if (x) Parent shall have terminated the Merger Agreement because the Board of Directors of the Company (1) has withdrawn, modified or changed its recommendation to the Company's stockholders or approval in respect of the Merger Agreement or the Offer in a manner materially adverse to Parent, (2) shall have recommended any proposal (other than by Parent or Purchaser) in respect of an Acquisition Transaction or (3) any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act), other than the Parent or the Purchaser or any of their respective subsidiaries or affiliates, shall have become the beneficial owner of more than 20% of the outstanding Shares (either on a primary or fully diluted basis), or (y) the Company shall have terminated the Merger Agreement to allow the Company to enter into an agreement in respect of an Acquisition Transaction which the Board has determined is more favorable to the Company and its stockholders than the transactions contemplated by the Merger Agreement;

    (xii) the strategic fit between the operations of the Company and those of Parent, including the Board of Directors' belief that the Merger represents the best opportunity for the Company to exploit the commercial potential of the Company's products and thereby reduce the Company's historic dependence on government contracts; and

    (xiii) the anticipated benefits of the Merger to the employees, management and the communities in which the Company operates.

  The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  CS First Boston was retained, pursuant to the terms of a letter agreement, dated March 29, 1995, to render a financial opinion letter as to the consideration to be received by the Company's stockholders pursuant to the terms of the Merger Agreement from a financial point of view. The Company agreed to pay CS First Boston a fee of $250,000 on the date the letter agreement was signed and $1,750,000 upon delivery of CS First Boston's opinion. The Company has also agreed to reimburse CS First Boston for its out-of-pocket expenses, including fees of its legal counsel and other advisors who may be retained with the Company's consent, and to indemnify CS First Boston for certain liabilities arising out of or in connection with CS First Boston's engagement.

  Morgan Stanley was retained, pursuant to the terms of a letter agreement, dated March 30, 1995, to render a financial opinion letter as to the consideration to be received by the Company's stockholders pursuant to the terms of the Merger Agreement from a financial point of view. The Company agreed to pay Morgan Stanley a fee of $2 million, payable upon delivery of Morgan Stanley's written opinion. The Company has also agreed to reimburse Morgan Stanley for its out-of-pocket expenses, including fees of its legal counsel and other advisors who may be retained with the Company's consent, and to indemnify Morgan Stanley for certain liabilities arising out of or in connection with Morgan Stanley's engagement.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except as set forth in Schedule II hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act) or to vote such Shares in favor of approval and adoption of the Merger Agreement.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or
other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) None

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  (a) Certificate of Incorporation

  The Certificate of Incorporation of the Company provides that the affirmative vote of the holders of at least 80% of the outstanding capital stock of the Company entitled to vote shall be required to authorize, adopt or approve, among other things, the merger of the Company with or into a related corporation or an affiliate of a related corporation. A "related corporation" for purposes of this provision means any corporation which, together with affiliated and associated persons (as these terms are defined in the Certificate of Incorporation), owns of record or beneficially, directly or indirectly, Shares of the Company representing more than five percent of the total voting power of outstanding capital stock entitled to vote upon such transaction. The Offer is conditioned upon at least a majority of the total number of outstanding Shares being validly tendered and not withdrawn prior to the expiration date of the Offer. Accordingly, after consummation of the Offer, the Purchaser will be a "related corporation" within the meaning of the Certificate of Incorporation, and the 80% vote requirement will apply to the Merger. If 80% of the outstanding Shares are not tendered to, and purchased by the Purchaser pursuant to, the Offer, there can be no assurance that the necessary stockholder vote to approve the Merger will be obtained.

  (b) DGCL 203

  Section 203 of the DGCL purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Company's Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and, therefore,
Section 203 of the DGCL is inapplicable to the Offer and the Merger.

  (c) Rights Agreement

  The Company has represented in the Merger Agreement that the Board has taken all necessary action (i) to provide that neither Parent nor the Purchaser will become an "Acquiring Person," that no "Triggering Event," "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the Rights Agreement) will occur and that Section 13 of the Rights Agreement will not be triggered, in each case as a result of the announcement, commencement or consummation of the Offer, the execution or delivery of the Merger Agreement or any amendment thereto or the consummation of the transactions contemplated thereby and (ii) to redeem the Rights effective immediately prior to the Purchaser's acceptance of Shares for purchase pursuant to the Offer. The Company has otherwise agreed in the Merger Agreement that it will not redeem the Rights or amend or terminate the Rights Agreement prior to the consummation of the Offer unless (i) required to do so by order of a court of competent jurisdiction, (ii) the Board determines in good faith that the failure to make such redemption, amendment or termination would create a reasonable possibility of a breach of the Board's fiduciary duties under applicable law or (iii) the Merger Agreement has theretofore been terminated.

  (d) Information Statement

  The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT
    NO.
  -------
 Exhibit 1 Agreement and Plan of Merger, dated as of April 2, 1995, by and among E-Systems, Inc., RTN Acquisition Corporation and Raytheon
           Company.
 Exhibit 2 Confidentiality Agreement, dated January 23, 1995, between E-
           Systems, Inc. and Raytheon Company.
 Exhibit 3 Press Release issued jointly by Raytheon Company and E-Systems,
           Inc., dated April 3, 1995.
 Exhibit 4 Letter to Stockholders of A. Lowell Lawson, dated April 3, 1995.*
 Exhibit 5 Opinion of CS First Boston Corporation, dated April 2, 1995.*
 Exhibit 6 Opinion of Morgan Stanley & Co. Incorporated, dated April 2, 1995.*

- --------
* Included in copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 1995

                                                 /s/ Michael C. Eberhardt
                                          By __________________________________
                                            Michael C. Eberhardt
                                            Vice President, Secretary and
                                            General Counsel

                                                                      SCHEDULE I

                                E-SYSTEMS, INC.
                       6250 LBJ FREEWAY, P.O. BOX 660248
                            DALLAS, TEXAS 75266-0248

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about April 3, 1995 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of E-Systems, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $1.00 per share, of the Company (the "Common Stock") at the close of business on or about March 30, 1995. You are receiving this Information Statement in connection with the possible election of persons designated by the Parent (as defined below) to a majority of the seats on the Board of Directors of the Company.

  On April 2, 1995, the Company, RTN Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Raytheon Company, a Delaware corporation ("Parent"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which
(i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Common Stock, together with the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $64.00 per Share net to the seller in cash, and (ii) following consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

  The Merger Agreement requires the Company to use its best efforts, at Parent's request, to take all actions necessary to cause the Parent's designees to be elected to the Board of Directors of the Company (the "Board") under the circumstances described therein. See "Board of Directors and Executive Officers--Right to Designate Directors; The Parent Designees."

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on April 3, 1995. The Offer is scheduled to expire at 12:00 midnight, New York City time, on April 28, 1995, unless the Offer is extended.

  The information contained in this Information Statement concerning Parent, Purchaser and the Parent Designees (hereinafter defined) has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

  The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of March 30, 1995, there were 34,173,453 Shares outstanding. The Board is divided into three classes and currently consists of ten members, of whom three have terms of office expiring in 1995, three have terms of office expiring in 1996 and four have terms of office expiring in 1997. At each annual meeting of stockholders, directors constituting one class are elected for three year terms. Under the Company's current Bylaws, the number of directors is fixed from time to time by resolution of the Board, provided that the number is not to be less than three nor more than fifteen.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

  The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the payment by the Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, the Company shall, upon the request of Parent, promptly use its best efforts to take all actions necessary to cause a majority of the directors of the Company to consist of Parent's designees (the "Parent Designees"), including by accepting its resignation of those incumbent directors designated by the Company or increasing the size of the Board and causing the Parent Designees to be elected.

  It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than April 28, 1995, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors.

PARENT DESIGNEES

  None of the Parent Designees currently is a director of, or holds any position with, the Company. To the best of Parent's knowledge, except as set forth in the Offer to Purchase, none of the Parent Designees or any of their associates beneficially owns any equity securities or rights to acquire equity securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission. The business address of each of the Parent Designees is c/o Raytheon Company, 141 Spring Street, Lexington, Massachusetts 02173 and, unless otherwise provided, each occupation set forth opposite each person's name refers to employment with Parent. The following is certain information pertaining to each of the Parent Designees:

                                                  PRINCIPAL OCCUPATION
                                                    OR EMPLOYMENT AND
                                AGE                   DIRECTORSHIPS
                                ---               --------------------
Christoph L. Hoffmann..........  50     Executive Vice President--Law and
                                        Corporate Administration, and Secretary
                                        since March 1995. Prior to assuming his
                                        present position, Mr. Hoffmann served as
                                        Senior Vice President-Law, Human
                                        Resources and Corporate Administration
                                        and Secretary since February 1994, as
                                        Vice President, Secretary and General
                                        Counsel from July 1991 and as Senior
                                        Vice President, General Counsel and
                                        Secretary of Pneumo Abex Corporation
                                        from 1986.

                                                  PRINCIPAL OCCUPATION
                                                    OR EMPLOYMENT AND
                                AGE                   DIRECTORSHIPS
                                ---               --------------------
David S. Dwelley...............  55     Vice President--Strategic Business
                                        Development since April 1991. Prior to
                                        assuming his present position, Mr.
                                        Dwelley served as Vice President--
                                        President, Raytheon Europe Limited from
                                        1989.

Peter R. D'Angelo..............  56     Executive Vice President, Chief
                                        Financial Officer and Controller since
                                        March 1995. Prior to assuming his
                                        present position, Mr. D'Angelo served as
                                        Vice President, Chief Financial Officer
                                        and Controller from January 1995, as
                                        Vice President and Corporate Controller
                                        from 1992 and as Controller--Missile
                                        Systems Division from 1984.

C. Dale Reis...................  49     Vice President and Deputy General
                                        Manager-Electronic Systems Division
                                        since January 1995. Prior to assuming
                                        his present position, Mr. Reis served as
                                        Vice President and General Manager-
                                        Equipment Division from September 1993,
                                        Vice President and General Manager-
                                        Submarine Signal Division from October
                                        1990 and Manager-Equipment Development
                                        Laboratories, Equipment Division from
                                        1988.

Sally F. Cloyd.................  47     Assistant General Counsel since January
                                        1993. Prior thereto, Ms. Cloyd served as
                                        Vice President, Corporate Counsel and
                                        Secretary of Arvin Industries, Inc. from
                                        1991 and attorney and partner at the law
                                        firm of Schiff Hardin & Waite from 1983.

John W. Kapples................  35     Associate Corporate Counsel since
                                        February 1994. Prior to assuming his
                                        present position, Mr. Kapples was an
                                        attorney at the law firm of Sullivan &
                                        Worcester from 1985.

DIRECTORS OF THE COMPANY

  The following table sets forth the name, age, present principal occupation or employment and five-year employment history of each of the current directors of the Company. The business address of each such person is c/o E-Systems, Inc., 6250 LBJ Freeway, Dallas, Texas 75240. Each individual listed below is a citizen of the United States.

                                                  PRINCIPAL OCCUPATION
                               DIRECTOR             OR EMPLOYMENT AND
                           AGE  SINCE                 DIRECTORSHIPS
                           --- --------           --------------------
James A. Bitonti..........  64   1988   Mr. Bitonti is Chairman and Chief
                                        Executive Officer of BITCO
                                        International, Inc., a start-up company
                                        with offices in Poughkeepsie, New York
                                        and Fairfax, Virginia. He is also Chief
                                        Executive Officer and President of TCOM,
                                        L.P., a company specializing in
                                        electronic security technology. Until
                                        his retirement in July 1987, Mr. Bitonti
                                        had been employed in various executive
                                        capacities with International Business
                                        Machines Corporation. Mr. Bitonti is a
                                        director of Crompton & Knowles
                                        Corporation, a specialty chemical
                                        company. Mr. Bitonti was elected to the
                                        Board of Directors of the Company in
                                        December 1988 to fill an existing
                                        vacancy on the Board. He is a member of
                                        the Audit Committee and a member of the
                                        Compensation and Benefits Committee of
                                        the Board of Directors.

S. Lee Kling..............  66   1978   Mr. Kling is Chairman of the Board of
                                        Kling Rechter & Co., a merchant banking
                                        company. He served as Chairman of the
                                        Board of Landmark Bancshares Corp., a
                                        bank holding company located in St.
                                        Louis, Missouri from 1974 through
                                        December 1991, when the company merged
                                        with Magna Group, Inc. He served
                                        additionally as the company's Chief
                                        Executive Officer from 1974 through
                                        October 1990. He is a director of
                                        Bernard Chaus, Inc., a women's apparel
                                        manufacturer; Top Air Manufacturing
                                        Company, a manufacturer of spraying
                                        equipment for the agricultural industry;
                                        Falcon Products, Inc., a furniture
                                        manufacturer; Hanover Direct, Inc., a
                                        direct mail merchandiser; Lewis Galoob
                                        Toys, Inc., a toy manufacturer;
                                        National Beverage Company, a
                                        manufacturer and distributor of cola
                                        and multi-branded soft drinks, and
                                        Magna Group, Inc., a bank holding
                                        company. He is a member of the Audit
                                        Committee and Chairman of the
                                        Compensation and Benefits Committee of
                                        the Board of Directors.


                                            PRINCIPAL OCCUPATION
                         DIRECTOR             OR EMPLOYMENT AND
                     AGE  SINCE                 DIRECTORSHIPS
                     --- --------           --------------------
David R. Tacke......  72   1969   Mr. Tacke is a rancher and investor. He
                                  served the Company as Chairman of the
                                  Board of Directors from April 22, 1987
                                  until his retirement in April 1989. He
                                  also held the position of Chief
                                  Executive Officer of the Company from
                                  April 1987 until April 1989. Mr. Tacke
                                  served as President and Chief Operating
                                  Officer of the Company from November
                                  1983 to April 1987; Executive Vice
                                  President from July 27, 1983 until
                                  November 1983; Senior Vice President-
                                  Electronics Systems Group from April
                                  1977 until July 1983; and Vice President
                                  and General Manager of the Garland
                                  Division from April 14, 1969 to May
                                  1977. He was first elected to the Board
                                  of Directors on April 25, 1969 to fill a
                                  vacancy created by the resignation of a
                                  predecessor. Mr. Tacke is a member of
                                  the Executive Committee of the Board of
                                  Directors.

E. F. Buehring......  79   1965   Mr. Buehring was Vice Chairman of the
                                  Board of Directors from 1969 until his
                                  retirement in 1973, and was President
                                  and Chief Executive Officer of the
                                  Company from its beginning in 1965 until
                                  1969. He began his aerospace career with
                                  the North American Aviation Company in
                                  1942, and later joined Texas Engineering
                                  and Manufacturing Company (TEMCO), an E-
                                  Systems predecessor company, where he served
                                  in various positions of increasing
                                  responsibility. Mr. Buehring is a former
                                  director and past president of the National
                                  Aerospace Services Association. Over the
                                  years, he has been actively involved in
                                  various community service organizations in
                                  Greenville, Texas, where he and his wife
                                  reside.

Charles A. Gabriel..  67   1990   General Gabriel joined the Board on
                                  March 28, 1990 to fill a vacancy created
                                  by the death of John W. Dixon. Following
                                  General Gabriel's retirement as Chief of
                                  Staff of the United States Air Force in June
                                  1986, until March 1990 he served as Executive
                                  Vice President, and subsequently, Vice
                                  Chairman, of Hichs & Associates, a management
                                  consulting firm located in McLean, Virginia.
                                  Before becoming U.S. Air Force Chief of Staff,
                                  he served as

                                            PRINCIPAL OCCUPATION
                         DIRECTOR             OR EMPLOYMENT AND
                     AGE  SINCE                 DIRECTORSHIPS
                     --- --------           --------------------
                                  Commander in Chief of U.S. Air Forces in
                                  Europe and Commander of Allied Air
                                  Forces, Central Europe. General Gabriel
                                  served as Chairman of the Board of
                                  Flight International Group, Inc., an
                                  aviation services fixed base operator
                                  from September 1, 1991 to September 4,
                                  1992. He is a director of CORE Software
                                  Technology, GEC-Marconi Electronic
                                  Systems, Inc. and Greenwich Air
                                  Services, Inc., a company that repairs,
                                  refurbishes, and overhauls gas turbine
                                  engines. General Gabriel is a member of
                                  the Audit Committee of the Board of
                                  Directors.

A. Lowell Lawson....  57   1983   Mr. Lawson is Chairman of the Board and
                                  Chief Executive Officer of the Company.
                                  He has held the position of Chief
                                  Executive Officer since January 27, 1994
                                  and was elected Chairman of the Board of
                                  Directors on August 24, 1994. Mr. Lawson
                                  is also President of the Company and has
                                  held that position since April 25, 1989.
                                  Prior to that, Mr. Lawson was Executive
                                  Vice President since April 1987 and
                                  served in various senior executive
                                  positions for more than five years. Mr.
                                  Lawson was first elected to the Board of
                                  Directors on November 1, 1983 to fill a
                                  vacancy created by a retirement of a
                                  predecessor. He is Chairman of the
                                  Executive Committee of the Board of
                                  Directors.

C. Roland Haden.....  55   1994   Dr. Haden is Vice Chancellor and Dean of
                                  Engineering, Texas A&M University,
                                  College Station, Texas. He has held that
                                  position since 1993. From 1991 to 1993,
                                  he was Vice Chancellor for Academic
                                  Affairs and Provost, Louisiana State
                                  University, Baton Rouge, Louisiana.
                                  Prior to that time he was Professor and
                                  Dean of Engineering and Applied Sciences
                                  from 1989 to 1991; Provost, ASU West
                                  Campus, from 1988 to 1989; Vice
                                  President for Academic Affairs from 1987
                                  to 1988 and from 1978 to 1987, Professor
                                  and Dean of Engineering and Applied
                                  Sciences, Arizona State University,
                                  Tempe, Arizona. He is a fellow of the
                                  Institute of Electrical and Electronics
                                  Engineers and the American Society for
                                  Engineering Education. He is a

                                            PRINCIPAL OCCUPATION
                         DIRECTOR             OR EMPLOYMENT AND
                     AGE  SINCE                 DIRECTORSHIPS
                     --- --------           --------------------
                                  director of Inter-Tel, Inc., which
                                  manufactures, sells and installs digital
                                  phone systems and Wave Phone, Inc.,
                                  which manufactures and sells digital
                                  telecommunications equipment. Dr. Haden
                                  was elected a member of the Board on
                                  April 27, 1994 to fill the vacancy
                                  created by the death of Dr. LeVan
                                  Griffis.

Martin R. Hoffmann..  63   1987   Mr. Hoffmann, Attorney-at-Law, is a
                                  Senior Visiting Fellow, Center for
                                  Technology, Policy and Industrial
                                  Development, Massachusetts Institute of
                                  Technology, Cambridge, Massachusetts.
                                  From May 1989 until April 1993, Mr.
                                  Hoffmann served as Vice President,
                                  General Counsel and Secretary of Digital
                                  Equipment Corporation, Maynard,
                                  Massachusetts, a manufacturer and
                                  marketer of computer systems. Prior to
                                  that time he was a partner in the law
                                  firm of Gardner, Carton and Douglas of
                                  Washington, D.C. for more than ten
                                  years. Mr. Hoffmann has held various
                                  executive positions with the Federal
                                  Government, including that of Secretary
                                  of the Army from August 1975 to February
                                  1977 and General Counsel to the
                                  Department of Defense from March 1974 to
                                  August 1975. He is a member of the Board
                                  of Advisors of Lincoln Laboratories,
                                  Boston, Massachusetts and a director of
                                  Sea-Change Technology, Inc. and
                                  VISystems, Inc., both of which are
                                  computer software companies. Mr.
                                  Hoffmann was first elected to the Board
                                  of Directors in April 1987 to fill a
                                  newly created directorship.

E. Gene Keiffer.....  65   1983   Mr. Keiffer served the Company as
                                  Chairman of the Board of Directors from
                                  April 25, 1989 until his retirement in
                                  August 1994. He also held the position
                                  of Chief Executive Officer of the
                                  Company from April 25, 1989 until
                                  January 26, 1994. Mr. Keiffer served as
                                  President of the Company from April 22,
                                  1987 to April 1989; as Senior Vice
                                  President-Electronic Systems Group from
                                  November 1983 to April 1987; and Vice
                                  President and General Manager of the
                                  Garland Division from September 1975 to
                                  November 1983. He was first elected to
                                  the Board of Directors on November 1,
                                  1983 to fill a vacancy created by the
                                  retirement of a predecessor. Mr. Keiffer
                                  is a member of the Executive Committee
                                  of the Board of Directors.

                                            PRINCIPAL OCCUPATION
                         DIRECTOR             OR EMPLOYMENT AND
                     AGE  SINCE                 DIRECTORSHIPS
                     --- --------           --------------------
Francine I. Neff....  69   1978   Mrs. Neff is Vice President of NETS,
                                  Inc., Albuquerque, New Mexico, a
                                  privately held investment company, a
                                  position she has held for at least the
                                  past five years. She was a Vice
                                  President of Rio Grande Valley Bank of
                                  Albuquerque, New Mexico from September
                                  1977 until December 1981. Mrs. Neff is a
                                  former Treasurer of the United States
                                  and was the National Director, United
                                  States Savings Bond Division, United
                                  States Treasury. Mrs. Neff is also a
                                  director of Hershey Foods Corporation,
                                  D. R. Horton, Inc., home-builders, and
                                  Louisiana-Pacific Corporation, which
                                  produces timber and timber-related
                                  products. She is Chairman of the Audit
                                  Committee and a member of the
                                  Compensation and Benefits Committee of
                                  the Board of Directors.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

  The Board met eleven times during 1994. The Board has a standing Audit Committee and a Compensation and Benefits Committee, but does not have a Nominating Committee. Among its functions, the Audit Committee recommends to the Board the appointments of the firm elected to be independent certified public accountants for the Company; reviews with the independent certified public accountants the Company's annual audit, annual financial statements and the independent certified public accountants' letter to management on internal controls and other matters; reviews the adequacy of the Company's internal controls, accounting systems and the impact of proposed accounting policies; and reviews the Company's credit and financial arrangements. Messrs. Gabriel, Bitonti, Kling and Mrs. Neff are members of the Audit Committee. The Audit Committee met three times during 1994.

  The Compensation and Benefits Committee recommends to the Board the salaries for all Company officers, and approves and sets the salaries for all employees whose annual salary exceeds $125,000. The Committee determines and authorizes the annual incentive compensation for officers and other employees. The Committee also grants stock options and restricted stock awards to certain key employees under the Option Plans. Mrs. Neff and Messrs. Kling and Bitonti are members of the Compensation and Benefits Committee. The Committee met four times and acted by unanimous written consent twelve times during 1994.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table set forth persons known to the Company to own beneficially 5% or more of the total outstanding Shares as of March 3, 1995.

         NAME AND ADDRESS             TITLE OF    AMOUNT AND NATURE OF  PERCENT
        OF BENEFICIAL OWNER            CLASS      BENEFICIAL OWNERSHIP  OF CLASS
        -------------------         ------------  --------------------  --------
E-Systems, Inc. Employee Stock
 Ownership Trust and Employees'
 Retirement Trusts(1).............. Common Stock     5,829,181 Shares     17.07%
P.O. Box 660248
Dallas, Texas 75266-0248

- --------
(1) Under the terms of the Company's Employee Stock Ownership Plan (the "ESOP") Shares owned by the Company's Employee Stock Ownership Trust (the "ESOT") are, until allocated to accounts of participating employees, voted by the trustees of the ESOT. The Shares held by the ESOT and allocated to accounts of participating employees are required to be voted by the trustees in accordance with the instructions of such employees. If no such instructions are received, the allocated Shares are to be voted by the trustees in their discretion. There were 4,354,589 Shares held by the ESOT as of March 3, 1995. The trustees of the ESOP are Michael C. Eberhardt, Art E. Hobbs and James W. Pope all of whom are Vice Presidents of the Company.

    Shares held by the Employees' Retirement Trusts (the "Retirement Trusts") are voted as the trustees of such trusts in their discretion shall determine. The trustees are appointed by the Board of Directors of the Company and may be removed by the Board of Directors at any time without cause. The trustees of the Retirement Trusts are Michael C. Eberhardt, Art
    E. Hobbs and James W. Pope all of whom are Vice Presidents of the Company. There were 1,474,592 Shares held by the Retirement Trusts as of March 3, 1995.



                        SECURITY OWNERSHIP OF MANAGEMENT


  The following table indicates the Shares beneficially owned as of March 31, 1995 by each director, each Named Executive Officer (as hereinafter defined) and by all executive officers and directors as a group:

                                               AMOUNT AND NATURE OF    PERCENT
            NAME OF BENEFICIAL OWNER           BENEFICIAL OWNERSHIP  OF CLASS(1)
            ------------------------           --------------------  -----------
   James A. Bitonti...........................         1,000              *
   E.F. Buehring..............................        10,000              *
   Brian D. Cullen............................        23,044(2)           *
   James W. Crowley...........................        65,593(3)           *
   Charles A. Gabriel.........................           500              *
   C. Roland Haden............................           -0-
   Terry W. Heil..............................        61,895(4)           *
   Martin R. Hoffmann.........................         1,500              *
   E. Gene Keiffer............................        70,256(5)           *
   S. Lee Kling...............................        17,000              *
   A. Lowell Lawson...........................       111,430(6)           *
   Peter A. Marino............................        19,185(7)           *
   Francine I. Neff...........................           800              *
   David R. Tacke.............................        24,366              *
   All executive officers and directors as a
    group (22 persons)........................       585,413(8)        1.70%

- --------
 * Ownership of less than 1% of the outstanding Shares.

(1) Percent was determined using an aggregate of 34,503,591 Shares outstanding, which includes shares subject to options which are exercisable within 60 days.

(2) Includes 10,834 Shares covered by options exercisable within 60 days and 941 Shares allocated to Mr. Cullen's ESOP account.

(3) Includes 49,834 Shares covered by options exercisable within 60 days and 7,326 Shares allocated to Mr. Crowley's ESOP account.

(4) Includes 55,334 Shares covered by options exercisable within 60 days and 761 Shares allocated to Dr. Heil's ESOP account.

(5) Includes 30,000 Shares covered by options exercisable within 60 days and 79 Shares allocated to Mr. Keiffer's ESOP account.

(6) Includes 63,334 Shares covered by options exercisable within 60 days and 6,046 Shares allocated to Mr. Lawson's ESOP account.

(7) Includes 13,333 Shares covered by options exercisable within 60 days and 351 Shares allocated in Mr. Marino's ESOP account.

(8) Of the Shares indicated as beneficially owned by the executive officers and directors as a group, 330,138 Shares represent the aggregate number of Shares the group has the right to acquire beneficial ownership within sixty days; and 31,242 Shares represent the Shares allocated to their individual ESOP accounts.

                             EXECUTIVE COMPENSATION

  The following table shows cash compensation of the Chief Executive Officer, the retired Chief Executive Officer and the four other most highly compensated executive officers of the Company (the "Named Executive Officers"), whose cash compensation exceeds $100,000, for the fiscal years 1994, 1993 and 1992.

                           SUMMARY COMPENSATION TABLE

                                                                        LONG TERM
                                   ANNUAL COMPENSATION             COMPENSATION AWARDS
                          -------------------------------------- -------------------------
                                                                               SECURITIES
                                                         OTHER                   UNDER-
                                                        ANNUAL    RESTRICTED      LYING       ALL OTHER
   NAME AND PRINCIPAL     FISCAL                       COMPENSA-    STOCK       OPTIONS/       COMPEN-
        POSITION           YEAR  SALARY($) BONUS($)(1)  TION(2)  AWARDS($)(3)  SAR'S(=)(4)   SATION(4)(5)
   ------------------     ------ --------- ----------- --------- ------------  -----------   ------------
A. Lowell Lawson........   1994   477,738    425,000         0     386,250(8)   40,000/0(8)      4,625
 Chairman of the Board,    1993   409,461    345,000         0      84,500      25,000/0         5,938
 Chief Executive Officer   1992   381,539    345,000         0           0             0         5,598
 and President

E. Gene Keiffer.........   1994   383,385          0    39,990           0             0        46,596
 Retired Chairman of the   1993   559,230    440,000         0     126,750      40,000/0         8,108
 Board and Chief           1992   519,134    440,000         0           0             0         7,366
 Executive Officer

Brian D. Cullen(6)......   1994   242,629    175,000         0           0             0         3,641
 Senior Vice President     1993   205,000    140,000         0      63,375      10,000/0         4,619
                           1992   202,919    165,000         0           0             0         4,531

Terry W. Heil(6)........   1994   304,980    240,000         0           0             0         3,946
 Senior Vice President     1993   291,653    225,000         0      63,375      10,000/0         5,588
                           1992   287,135    225,000         0           0             0         5,345

Peter A. Marino(6)......   1994   294,980    225,000         0      84,375             0         3,674
 Senior Vice President     1993   281,653    175,000         0      63,375      10,000/0         5,347
                           1992   280,288    165,000    60,031           0             0         5,135

James W. Crowley(7).....   1994   286,653    190,000         0           0             0         4,705
 Retired Vice President,   1993   276,654    180,000         0      42,250      10,000/0         5,907
 General Counsel and       1992   270,842    175,000         0           0             0         6,243
 Secretary

- --------
(1) The Company, in keeping with its compensation practices, uses the term "incentive compensation" rather than "bonus".
(2) Other Annual Compensation for Mr. Marino includes relocation and moving expenses for the year ended December 31, 1992 and for Mr. Keiffer for the year ended December 30, 1994, $25,272 for income tax preparation expense. Perquisites and other personal benefits, securities or property, totaling less than $50,000 or 10% of total annual salary and bonus reported are not included.
(3) Dividends are paid on restricted stock awards at the same time and at the same rate as paid to all stockholders. On December 30, 1994, Mr. Keiffer held no restricted shares; Mr. Lawson held 17,400 restricted shares having a then current value of $706,875; Dr. Heil held 5,800 restricted shares having a then current value of $235,625; Mr. Marino held 5,500 restricted shares having a then current value of $223,437.50; Mr. Cullen held 5,850 restricted shares having a then current value of $237,656.25, and Mr. Crowley held 5,000 restricted shares having a then current value of $203,125.
(4) None of the named individuals holds SAR's and the Company does not intend to grant SAR's.
(5) Included for each individual is $2,936 allocated in the ESOP, a qualified ERISA plan, and split dollar premiums paid as follows: Mr. Keiffer, $3,774; Mr. Lawson, $1,689; Dr. Heil, $1,010; Mr. Marino, $738; Mr. Cullen, $705
    and Mr. Crowley, $1,769. The split dollar life insurance maintained by the Company pays two times the annual salary life insurance benefit to active executives and a two times final salary to retired executives. The amount included is calculated in accordance with tax regulations from actuarial tables, which factors are multiplied by the current amount of the benefit due the executive based on current compensation or in the case of retired executives, final compensation. Includes for Mr. Keiffer $39,886 accrued vacation pursuant to termination of employment.
(6) Messrs. Cullen, Heil and Marino collectively assumed many of the responsibilities for operations that were previously the responsibility of the President and Chief Operating Officer in January 1994 upon the promotion of Mr. Lawson to Chief Executive Officer.
(7) Mr. Crowley retired as Vice President, General Counsel and Secretary, effective March 1, 1995.
(8) Upon Mr. Lawson's promotion to Chairman of the Board in August 1994, he was provided a special long-term award in recognition of his promotion and added responsibilities.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

  The following table sets forth certain information on option grants in fiscal 1994 to the Named Executive Officers. The Company does not have any outstanding SAR's.

                             INDIVIDUAL GRANTS
                   -------------------------------------
                     NUMBER OF     PERCENT OF
                    SECURITIES   TOTAL OPTIONS/ EXERCISE
                    UNDERLYING   SAR'S GRANTED  OR BASE             GRANT DATE
                   OPTIONS/SAR'S  TO EMPLOYEES   PRICE   EXPIRATION   PRESENT
NAME               GRANTED(#)(1) IN FISCAL YEAR  ($/SH)     DATE    VALUE($)(2)
- ----               ------------- -------------- -------- ---------- -----------
A. Lowell Lawson..    40,000(3)       54.7%      39.63    08/23/04   $562,400
E. Gene Keiffer...         0             0%          0                      0
Brian D. Cullen...         0             0%          0                      0
Terry W. Heil.....         0             0%          0                      0
Peter A. Marino...         0             0%          0                      0
James W. Crowley..         0             0%          0                      0

- --------
(1) The option listed was granted pursuant to the Company's 1988 Stock Option Plan. Option exercise prices are at the market price when granted; the options have a term of ten years and vest in one-third increments over a three year period beginning with the first anniversary of the grant. The exercise price and federal tax withholding may be paid in cash or with Shares.
(2) Based on the Black-Scholes option pricing model expressed as a ratio (.3549 for options granted on August 24, 1994) times the exercise price of $39.63 which yields a per share value of $14.06 multiplied by the number of shares. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, so that there is no assurance the value realized by an executive will be at or near the value estimated by the Black-Scholes model. With respect to the 1994 option grant, the following assumptions were used in the Black-Scholes model: market price of stock, $39.63; exercise price of option, $39.63; stock volatility, 24.98%; risk-free rate of return, 7.5% and future dividend yield, 2.81%.
(3) Upon Mr. Lawson's promotion to Chairman of the Board in August 1994, he was provided a special long-term award in recognition of his promotion and added responsibilities.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                     AND OPTION VALUES AT DECEMBER 31, 1994

  Shown below is information with respect to the exercise of stock options during fiscal year 1994 and certain information with respect to unexercised options to purchase Shares granted under the Company's 1982 Employee Stock Option Plan and the Company's 1988 Employee Stock Option Plan to the Named Executive Officers and held by them at December 31, 1994.

                                                   NUMBER OF
                                                  SECURITIES       VALUE OF
                                                  UNDERLYING     UNEXERCISED
                                                  UNEXERCISED    IN-THE-MONEY
                                                  OPTIONS AT      OPTIONS AT
                                                 DEC. 31, 1994 DEC. 31, 1994(1)
                                                 ------------- ----------------
                     SHARES ACQUIRED    VALUE    EXERCISABLE/    EXERCISABLE/
NAME                 ON EXERCISE (#) REALIZED($) UNEXERCISABLE  UNEXERCISABLE
- ----                 --------------- ----------- ------------- ----------------
A. Lowell Lawson....          0              0   63,334/56,666  519,775/79,800
E. Gene Keiffer.....     16,667        187,379   30,000/26,666       134,245/0
Brian D. Cullen.....          0              0    10,834/6,666        58,907/0
Terry W. Heil.......          0              0    55,334/6,666       499,250/0
Peter A. Marino.....          0              0    13,334/6,666        68,750/0
James W. Crowley....          0              0    49,834/6,666       476,332/0

- --------
(1) The value of the unexercised in-the-money options represents the difference between the exercise price and the market price on December 31, 1994.

                   COMPENSATION AND BENEFITS COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

  The Compensation and Benefits Committee of the Board of Directors (the "Committee"), which is composed entirely of independent outside directors, has established a compensation philosophy that seeks to enhance the performance of the Company and thus shareholder value, by linking executive compensation with Company performance. The Committee has the responsibility of establishing appropriate compensation levels for Company officers which are consistent with our compensation philosophy resulting in total compensation that is both competitive and reflective of individual and overall Company performance.

  During the course of performing its duties, the Committee reviews compensation data and analysis provided by both internal compensation specialists and independent professional compensation consulting firms. In addition, as needed the Committee is advised and furnished information by independent outside compensation consultants concerning the Company's overall approach to executive compensation.

  In designing the compensation program, the Committee has established the following:

  . Compensation levels should be such that the Company can effectively attract, reward and retain talented and well-qualified executives.

  . Executive compensation should relate meaningfully to value created for shareholders and achievement of the Company's short-term and long-term objectives.

  . A significant portion of executive compensation should be based on factors which emphasize a pay for performance approach.

  . Stock ownership should be encouraged to align the financial interests of the Company's executives with those of its shareholders.

  The Company's executive compensation is based on the following major components, which are intended to serve the overall compensation philosophy.

BASE SALARY

  The Committee annually reviews each officer's salary. In determining the appropriate salary amount, the Committee considers level of responsibility, experience, time in position, individual performance, internal equity and external competitive pay practices, to ensure that base salaries are competitive with market practices and are appropriate considering the Company's relative size and performance, comparisons are made with salaries paid to executives with similar responsibilities at peer companies in our industry. A regression analysis is used to adjust for the relative size differences among the peer companies and to establish an appropriate salary range for each Company executive position. The mid-point of the salary range is based on the adjusted survey data and the results of the regression analysis which predicts a base salary level at the 50th percentile.

  The peer companies represented in the market salary survey analysis are electronics and defense industry companies that are included in various compensation surveys which are conducted and provided by independent outside executive compensation consultants. These primary survey sources include the MCS Project 777 Survey and the Summit Survey. The peer companies used in the market salary survey analysis were: Hughes Aircraft Co., Rockwell International Corp., Lockheed Corp., Raytheon Co., TRW Inc., Texas Instruments Incorporated, Honeywell Inc., Martin Marietta Corp., Textron Inc., Litton Industries, Inc., Northrop Grumman Corp., Loral Corp., Harris Corp. and The Perkin-Elmer Corporation. Companies comprising Standard & Poor's Aerospace/Defense group used in the performance graph are: The Boeing Co., General Dynamics Corp., Lockheed Corp., Martin Marietta Corp., McDonnell Douglas Corp., Northrop Grumman Corp., Raytheon Co., Rockwell International Corp. and United Technologies Corp. The difference in peer group companies is due to the availability of required data used in the market salary survey analysis.

INCENTIVE COMPENSATION

  The annual incentive award is that portion of compensation which may be adjusted upward or downward based on performance. The Committee places a significant portion of the executive's total cash compensation in this category in order to focus management attention on annual performance results that in turn enhance shareholder value.

  At the beginning of each year, the Chief Executive Officer presents to the Board a proposed business plan which contains specific performance goals. The principal financial performance measures include sales, profits, bookings and backlog. Generally, profits have a greater relative importance but in any given year the relative importance of performance measures may vary due to business factors. After review and consideration, the approved plan is accepted by the Board as an appropriate standard for measuring performance during the forthcoming year. In addition to the comparison of actual performance against the business plan, the Committee also considers other performance measures such as return on assets, return on equity, return on capital and profitability. The Company's performance is evaluated in each of these categories and compared with the performance of peer companies in our industry to establish a relative performance position. Other general management performance dimensions such as leadership, teamwork and other discretionary considerations are also considered. The Committee does not use a specific formula with weightings of the various performance criteria, but instead considers all of the criteria collectively in reaching a decision as to how the Company performed.

  In determining the amount of incentive compensation to be paid executive officers, the Committee considers the performance measures previously described and other compensation survey data to ensure that incentive compensation awards are in keeping with the stated compensation philosophy and that, when added to base salaries, result in a reasonable and competitive total cash compensation package that appropriately reflects the Company's relative size and performance.

LONG-TERM INCENTIVES

  Long-term incentives are provided to align the financial interests of the Company's executives, and other key individuals who contribute to the success of the Company, with those of the shareholders. To accomplish this, the Company primarily uses stock options as its long-term incentive vehicle.

  Stock options are granted at 100 percent of the prevailing market value on the day of grant and to encourage a longer term perspective, become exercisable in one-third increments over a three-year period following the date of grant. Therefore, the options are of value to the recipients only if shareholders also benefit from stock price appreciation. It should also be noted that the Committee has not repriced outstanding options, again reinforcing the philosophy that recipients do not benefit from stock price appreciation unless shareholders also benefit.

  In limited circumstances and for special long-term incentives, restricted stock awards are used. Generally, these restricted stock awards contain a ten-year vesting restriction which also encourages long-term employment with the Company.

  The number of stock options and/or restricted stock awards granted is based on the recipient's position and level of responsibility, the resulting opportunity to impact on the success of the Company and competitive practices as reported in an extensive survey of Long-term Incentive Compensation Practices conducted annually by a major consulting firm.

  Stock options are granted to key management and technical employees whose performance contributes significantly to the successful results of the Company. The last general stock option award was November 16, 1993 and at that time 3.4 percent of the total employee population received awards. The less frequently used restricted stock awards were granted at the same time to less than one percent of the total employee population. Each of the restricted award recipients has been identified by management and confirmed by the Committee as individuals for whom special long-term performance incentive and employment retention is desirable.

EXECUTIVE COMPENSATION

  In determining the CEO and other executive officers' compensation for 1994, the Committee took into account all of the performance measures and other factors previously described as well as their perception of the executive officer's past and expected future contributions. In January of 1994, Mr. Lawson was promoted to Chief Executive Officer and President. Upon Mr. Keiffer's retirement in August of 1994, the Board of Directors selected Mr. Lawson to succeed Mr. Keiffer as Chairman of the Board and Chief Executive Officer. At the time of Mr. Lawson's promotions and increased responsibility, the Compensation and Benefits Committee approved base salary increases and, at the time of his promotion to Chairman of the Board, a special long-term award was approved that was designed to provide a total compensation package that is competitive with compensation provided for similar positions at other companies.

  The Committee placed special emphasis on Mr. Lawson's personal dedication to assuring the Company's on-going success during the leadership transition that occurred during 1994 in making adjustments to his base salary and the determination of his annual incentive award.

  While profits moderately decreased, due primarily to one time write-offs associated with new business activities, the Committee took into account the record high annual new business bookings and record high year end backlog that were achieved despite the continuing reduction in the U.S. Defense budget and program cancellations throughout the defense electronics and intelligence communities. The strong bookings performance has positioned the Company for future growth. Also, dividends were increased by nine percent thus benefiting all shareholders.

  Based on review of peer company compensation survey data, the total cash compensation of the Company's Chief Executive Officer is below the survey's predicted value and below the median compensation level paid to executive officers at peer companies.

FEDERAL INCOME TAX CONSIDERATIONS

  In 1993, the Internal Revenue Code was amended to place a $1 million cap on the deductibility of compensation paid to executives of publicly held corporations. The Committee took this change into account, however upon review of the available regulations and interpretations, decided that it would not make the deductibility of the Company's compensation for federal income tax purposes a criterion to be used in establishing compensation to the named executives during the present cycle. The Committee took into consideration the belief that very little, if any, of the current compensation levels of these executives will be subject to the cap. The Committee continues to recognize that compensation should meet standards of reasonableness and necessity, which have been part of the Internal Revenue Code for many years.

  This report of the Compensation and Benefits Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent it shall be specifically incorporated by reference; and shall not otherwise be deemed filed under such Acts.

                                          S. Lee Kling
                                          Francine I. Neff
                                          James A. Bitonti

  The following performance graph reflects a comparison of the cumulative total return (change in stock price plus reinvested dividends) of the Company's Common Stock with Standard & Poor's 500 Stock Index and Standard & Poor's Aerospace/Defense Index for the years 1989 through 1994. The graph is constructed on the assumption that $100 was invested on December 31, 1989, in each of the Company's Common Stock, the S&P 500 Stock Index and the S&P Aerospace/Defense Index.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
           E-SYSTEMS, INC., S&P 500 AND S&P AEROSPACE/DEFENSE INDICES


                               [CHART TO APPEAR]



                                  1989    1990    1991    1992    1993    1994
                                 ------- ------- ------- ------- ------- -------
E-Systems, Inc.................. $100.00 $114.20 $128.33 $143.32 $155.11 $153.23
S&P 500.........................  100.00   96.90  126.42  138.05  149.76  151.74
S&P Aerospace/Defense...........  100.00  104.39  124.79  131.29  170.75  184.70

                               PENSION PLAN TABLE

SALARIED RETIREMENT PLAN

  The following table indicates the estimated annual benefits payable upon retirement at age 65 for the Named Executive Officers in a specified compensation and years of service classifications under the E-Systems, Inc. Salaried Retirement Plan (the "Salaried Retirement Plan"), a defined benefit plan. These benefits are not subject to any Social Security offset.

  For purposes of calculating benefits pursuant to this plan, the 1994 compensation for the individuals listed in the Summary Compensation Table is $150,000 each, which is the maximum permitted by law and regulation.

                                                    YEARS OF SERVICE
                                         ---------------------------------------
REMUNERATION (A)                           15      20      25      30      35
- ----------------                         ------- ------- ------- ------- -------
$400,000................................ $30,000 $42,000 $54,000 $66,000 $78,000
 500,000................................  30,000  42,000  54,000  66,000  78,000
 600,000................................  30,000  42,000  54,000  66,000  78,000
 700,000................................  30,000  42,000  54,000  66,000  78,000
 800,000................................  30,000  42,000  54,000  66,000  78,000

- --------
(a) Covered Remuneration consists of base salary and incentive compensation paid in the calendar year and differs from the amounts set forth in the Summary Compensation Table, which reflects incentive compensation and certain other benefits on an accrual, rather than paid, basis. For purposes of calculating benefits pursuant to this plan, the 1994 compensation for the individuals listed in the Summary Compensation Table is $150,000 each, which is the maximum permitted by law and regulation.

  Years of "benefit service" for the individuals listed in the Summary Compensation Table are as follows: Mr. Lawson: 30 years; Dr. Heil: 6 years; Mr.
Cullen: 9 years; Mr. Marino: 4 years and Mr. Crowley: 24 years.

  Since the foregoing table applies only to the Named Executive Officers, it does not identify the retirement benefits available to other salaried personnel. In 1994, the Company contributed $38,516,000 to the Salaried Retirement Plan, which covers approximately 12,000 employees. Because of the $150,000 limit permitted by law and regulation, the Company implemented on December 1, 1993, a non-qualified Supplemental Retirement Plan to provide additional retirement benefits to those employees otherwise covered by the Salaried Retirement Plan.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

  Effective June 1, 1982 the Board adopted the E-Systems, Inc. Supplemental Executive Retirement Plan (the "Supplemental Executive Retirement Plan") for the purposes of providing to selected executive employees of the Company retirement income as a supplement to compensation and employee benefits otherwise payable. The participants are those persons selected by the Board with the approval of the Chairman of the Board and Chief Executive Officer and the Compensation and Benefits Committee of the Board. Only officers and other key employees, who are expected to contribute materially to the success of the Company's business by their ability, ingenuity and industry, are eligible to participate. Benefits payable under the Supplemental Executive Retirement Plan constitute general obligations of the Company. The Supplemental Executive Retirement Plan may be amended or discontinued by the Board of Directors at any time; however, such amendment or discontinuance shall not adversely affect the rights of, or reduce the benefits payable to, a participant (or beneficiary) under the Supplemental Executive Retirement Plan who has been selected for participation prior to the effective date of such amendment or discontinuance.

  Each of the persons named in the Summary Compensation Table and five other officers are covered by the Supplemental Executive Retirement Plan, which provides for a retirement benefit equal to a specified percentage of the participant's "Average Monthly Compensation". Amounts payable under the Supplemental Executive Retirement Plan are reduced by payments under the Salaried Retirement Plan and the recipient's primary Social Security benefit. "Average Monthly Compensation" is defined as the sum of (i) the salary paid the employee during the three consecutive years out of the ten years preceding retirement or disability which yields the highest monthly amount when divided by 36 and (ii) the incentive compensation paid the employee during the three consecutive years out of the ten years preceding retirement or disability which yields the highest monthly amount when divided by 36. The amounts of compensation given on an annual basis in the Summary Compensation Table for each of the persons covered by the Supplemental Executive Retirement Plan somewhat overstate the covered compensation used in calculating the Average Monthly Compensation, primarily because of the difference between the accrual method required by the Summary Compensation Table and the cash basis used in the Supplemental Executive Retirement Plan calculations.

  The estimated annual supplemental benefit for the individuals named in the Summary Compensation Table based on their current compensation levels, assuming retirement at age 65, are as follows: Mr. Lawson $518,201; Mr. Cullen $211,617; Dr. Heil $309,167; Mr. Marino $298,224 and Mr. Crowley $218,007.

  The Company has placed an amount of funds approximately equivalent to the actuarial present value of benefits payable under the Supplemental Plan and certain employment contracts for retirement, disability and survivor's benefits in two trusts with an independent trustee who will distribute the benefit as required under the Supplemental Executive Retirement Plan and such employment contracts. The trusts are irrevocable and have received favorable rulings by the Internal Revenue Service. The funds in the trusts would be subject to the claims of the creditors of the Company in the event of the Company's insolvency or bankruptcy. The establishment and funding of the trusts will not increase the benefits due to any participant.

DIRECTOR'S COMPENSATION AND RETIREMENT

  Directors of the Company are paid a retainer fee of $2,000 per month and $1,200 for each board meeting attended. Directors are also paid $1,200 per committee meeting for meetings attended, except that the Chairman of the committee is paid $1,500. Directors who are officers of the Company, and Mr. Tacke and Mr. Keiffer receive no additional compensation for their services as Directors or committee members.

  In August of 1987 the Board of Directors established a retirement policy. Directors with ten years or more of service on the Board at the time of retirement are eligible for post-retirement remuneration equal to 100% of the annual Board retainer in effect at the time of retirement, payable monthly, for a term equal to the length of service of such director on the Board. Upon the director's death, the surviving spouse is entitled to receive the amount of the remainder of such term or until the spouse's death, whichever occurs first. In addition, during active service and the retirement period, a death benefit in the amount of $100,000 payable to the director's surviving spouse is provided. The mandatory retirement age for management directors who are corporate officers, including the Chairman of the Board and Chief Executive Officer, is
65. For outside directors, the mandatory retirement age is 70. All incumbent 1987 directors were excepted from mandatory retirement, although each may avail himself or herself of the provisions of the retirement policy as adopted. If a director has served five years or more on the Board but has not attained retirement age, a pro rata benefit is payable to the director or surviving spouse upon inability to continue service due to illness, disability or infirmity. No retirement benefit or death benefit is payable to a management director who is a participant in the Supplemental Executive Retirement Plan or is receiving supplemental pension benefits payable pursuant to an employment contract.

EMPLOYMENT AGREEMENTS

  Mr. Keiffer retired from the Company effective September 1, 1994. He was employed under an agreement effective October 25, 1989, whereby he agreed to render his exclusive services to the Company for a period ending August 25, 1994 when he attained the mandatory retirement age of 65. His monthly retirement benefit, as defined in the Supplemental Executive Retirement Plan, equals 65% of his Average Monthly Compensation. Mr. Keiffer and his wife are to receive medical, hospital and surgical insurance coverage in accordance with levels maintained by the Company for its executive officers for the remainder of their lives. On Mr. Keiffer's death, his widow is to receive 50% of the retirement amount for the remainder of her life.

  Mr. Keiffer's employment agreement also provides for the continuation of certain of his business and other perquisites upon retirement. These include dues, fees and assessments, and business, but not personal, expenses to maintain membership in two specified country clubs; preparation of federal and state income tax returns, and upon death, preparation of the estate tax returns; estate planning services; home security service, including monitoring and neighborhood patrol as applicable; not less than $250,000 accidental death and dismemberment insurance coverage; and business travel accident insurance in an amount of not less than $300,000 for Mr. Keiffer and $150,000 for his wife.

  The Company has agreed to furnish Mr. Keiffer, as well as other corporate officers, including those named in the Summary Compensation Table, certain pre- and post-retirement life insurance benefits. An amount equal to two times their respective annual salaries is to be provided prior to retirement for all corporate officers and for all, except Mr. Keiffer, following their retirement. The Company is to provide life insurance benefit to Mr. Keiffer equal to two times his annual salary and incentive compensation for the most recent completed year prior to his retirement. The value of this insurance benefit has been included in the Summary Compensation Table.

  Mr. Lawson is employed under an agreement which extends through January 16, 1998. Under the agreement, he has agreed to render his exclusive services to the Company. The agreement provides for full vesting of Mr. Lawson's benefits under the Supplemental Executive Retirement Plan, which he may receive upon retirement following his attaining age 60 on January 16, 1998. The terms and benefits of his employment agreement are otherwise essentially identical to those described for Mr. Keiffer, except that the minimum annual compensation is the base salary most recently approved by the Board. As discussed in the
Schedule 14D-9, the Merger Agreement provides that prior to consummation of the Offer, the Board (and following consummation of the Offer and before the Effective Time, a majority of the Continuing Directors) may authorize amendments to the Company's employment contract with Mr. Lawson to provide that he shall serve as Chief Executive Officer of the Surviving Corporation following the Effective Time and (unless he earlier resigns) for a period of three years thereafter.

  In December 1990 the Board approved an employment contract for Dr. Heil, which replaced a previous contract that expired October 12, 1988. The agreement provides for a term through February 24, 2000 and an automatic renewal for an additional three years to February 24, 2003 if neither Dr. Heil nor the Company notify the other that no renewal is to occur. As of November 22, 1993, Dr. Heil's agreement was amended, effective December 1, 1993, vesting his benefits under the Supplemental Executive Retirement Plan, which he may receive on February 24, 1998 when he will be 60 years old. Whereupon he will receive a retirement benefit equal to 50 percent of Average Monthly Compensation as that term is defined in the Supplemental Executive Retirement Plan. If Dr. Heil retires on or after February 24, 2000, the benefit will increase to 55 percent of Average Monthly Compensation, and if the agreement is extended to February 24, 2003 and Dr. Heil retires on or after such date, the benefit will be increased to 65 percent of Average Monthly Compensation. Other terms of the employment contract are essentially identical to those described previously for Mr. Keiffer, except that the minimum annual compensation is the base salary most recently approved by the Board.

  Mr. Crowley has been employed under an agreement effective June 28, 1978, as amended, whereby he agreed to render his exclusive services to the Company for a period ending February 1990. The benefits under this contract are fully vested. Terms of the employment contract are essentially identical to that described for Mr. Keiffer, except that the minimum annual compensation is the base salary most recently approved by the Board. Mr. Crowley retired from the Company effective March 1, 1995.

  Mr. Marino is employed under an agreement dated October 14, 1991, amended December 1, 1993. The agreement provides for a term to October 14, 2001 and an automatic renewal for an additional two years to February 3, 2004 and three years to February 3, 2007, respectively, if neither Mr. Marino nor the Company notify the other then no renewal is to occur. If the contract is not extended beyond February 3, 2001, he may retire and receive a retirement benefit equal to 50 percent of Average Monthly Compensation as that term is defined in the Supplemental Executive Retirement Plan. If Mr. Marino completes the second renewal period to age 62, the retirement benefit increases to 55 percent of Average Monthly Compensation, and if he completes the third renewal period to age 65, the retirement benefit will be 65 percent of the Average Monthly Compensation. Effective December 1, 1993, Mr. Marino's rights to benefits payable under the Supplemental Executive Retirement Plan became nonforfeitable. Other terms of the employment contract are essentially identical to those described previously for Mr. Keiffer, except that the minimum annual compensation is the base salary most recently approved by the Board.

  Mr. Cullen is employed under an agreement dated October 14, 1991 and amended on November 22, 1993. The agreement provides for a term to November 8, 2000 and an automatic renewal for an additional two years to November 8, 2002, and three years to November 8, 2005, respectively, if neither Mr. Cullen nor the Company notify the other that no renewal is to occur. On November 8, 2000, Mr. Cullen will be 60 years of age. At that time he may retire and receive a retirement benefit equal to 50 percent of Average Monthly Compensation as that term is defined in the Supplemental Executive Retirement Plan. If Mr. Cullen completes the second renewal period to age 62, the retirement benefit increases to 55 percent of Average Monthly Compensation, and if he completes the third renewal period to age 65, the retirement benefit will be 65 percent of Average Monthly Compensation. Effective December 1, 1993, Mr. Cullen's rights to benefits payable under the Supplemental Executive Retirement Plan became nonforfeitable. Other terms of the employment contract are essentially identical to those described for Mr. Keiffer, except that the minimum annual compensation is the base salary most recently approved by the Board.

  In each of the aforementioned employment contracts, the Company has assumed the obligation to pay certain fees and expenses of counsel incurred if legal action is required by an executive to enforce his rights under the contract.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Commission and the New York Stock Exchange. Officers, directors and greater than ten-percent shareholders are required by Commission regulation to furnish the Company with copies of all
Section 16(a) forms they file.

  Based solely on review of the copies of such forms furnished to the Company, the Company believes that during the fiscal year ended December 31, 1994 all
Section 16(a) filing requirements applicable to its officers, directors and greater than ten-percent beneficial owners were complied with, except that one report, covering one transaction involving 500 Shares, was filed late by Gen. Charles A. Gabriel, a director of the Company.

                                                                     SCHEDULE II

               CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK OF
                E-SYSTEMS, INC. EFFECTED DURING THE PAST 60 DAYS

  On February 9, 1995, the trustees of the Company's Employee Stock Ownership Trust purchased 11,900 shares of the Company's Common Stock at an average price of $43.99.

                                      II-1